Supplement filed pursuant to Rule 253(g)(2)

File No. 024-11330

SUPPLEMENT DATED SEPTEMBER 29, 2021

TO OFFERING CIRCULAR DATED DECEMBER 14, 2020

FLOWER TURBINES, INC.

EXPLANATORY NOTE

This document supplements, and should be read in conjunction with, the Offering Circular dated December 14, 2020 (the “Offering Circular”) of Flower Turbines, Inc. (the “Company”), as amended and supplemented. The Offering Circular is Here. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

Amendment to Certificate of Incorporation and Stock Split

The Company’s Board of Directors and the holders of a majority of the Company’s outstanding common stock have approved a Certificate of Amendment to the Company’s Certificate of Incorporation, to increase the authorized number of shares of common stock of the Company from 2,5000,000 to 20,000,000 shares, and effect a 1-for-10 forward stock split (the “Amendment”).

The Amendment was filed with the Secretary of State of Delaware on November 3, 2021, and shall be effective on December 31, 2021 (the “Effective Date”). On the Effective Date, each one (1) share of common stock issued and outstanding immediately prior to the Effective Date shall be split, converted, reclassified and changed into ten (10) fully paid and nonassessable shares of common stock of the Company, and each holder of record of shares of common stock shall receive ten (10) shares of common stock for each one (1) share of common stock of such holder.

The Amendment is filed herewith as Exhibit 2.3.

Exhibits

2.3        Certificate of Amendment to Certificate of Incorporation